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Nippon Curry

Japanese Restaurant

2512 Bancroft Way
Berkeley, CA 94704
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $100,000 invested.
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THE PITCH
Nippon Curry is seeking investment to build out our second location in San Francisco.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

After over 25+ years living in Japan, both Thomas and Barry left our wives and kids to pursue our dream of bringing Japanese curry to the American mainstream. We left Japan on December 12, 2020 and opened our first shop two months later on Saturday, February 13, 2021, at the height of the pandemic. The first day of our soft opening was a chilly, winter day, and a line began forming an hour before we opened. By the time our doors opened, 100 people had lined up Fillmore Street and around the corner along Lombard Street. We could not believe the support we received. For three days in a row during our soft opening, we sold out of everything we had prepared in a mere 90 minutes! We had to turn people away because we did not have enough food. Fast forward to 2022, since opening in February 2021, Nippon Curry has built up a loyal fanbase of Japanese curry enthusiasts in our local Marina neighborhood, San Francisco and the greater Bay Area. Nippon Curry is the highest-rated Japanese Curry shop in San Francisco on both Google Maps (4.8) and Yelp (4.5). For FY2021, we had over $640,000 in sales despite the fact that we were only open 3.5 days a week for the 10 months ending December 31, 2021. From June 1, 2022, we fortified our staff and began operating 7 days a week. Our monthly sales continue to trend upwards, which means we are still growing. We expect to finish 2022 with approximately $1,100,000 in sales.

Opened at height of pandemic February 2021
Opened 7 days/week from June 1, 2022
Top-rated Japanese curry in San Francisco on Google Maps and Yelp
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INTENDED USE OF FUNDS

Nippon Curry is launching a new location in Berkeley, California. We signed a lease to develop a new shop which will occupy an 800+ square foot second-generation storefront at 2512 Bancroft (formerly Ladle & Leaf) right across the street from the Main (Sather Gate) Entrance to the UC Berkeley campus at the intersection of Telegraph and Bancroft. Our new shop is next to a boba tea, Jamba Juice and Chase bank. If you're familiar with Berkeley, you'll know that we could not have secured a better location! We forecast our Berkeley location to post sales figures of about $1.2 million in year 1.

Pay general contractor and architect for buildout, interior design & renovation
Purchase equipment and supplies
Pay for marketing and signage
Most visible corner in entire city of Berkeley
46,000 students and 13,000 faculty study and work in Berkeley
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OUR MISSION

Nippon Curry was established to introduce an authentic Japanese curry culture to mainstream America. Curry is the most widely consumed food in

Japan - more plates of curry are eaten annually than even sushi and ramen. We focus on the following core values to ensure we bring exceptional experience in Japanese hospitality - "Omotenashi".

Authenticity - We serve an award-winning Japanese curry from Tokyo
Quality - Simple and consistent
Service - Service with a smile. The Japanese service model in America
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SUMMARY DECK FOR NIPPON CURRY
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THE TEAM
Thomas Uehara
CEO

Thomas is from San Francisco and went to Japan in 1990 after graduating from University of California, Berkeley. What was supposed to be a one year trip turned into 30+ years. During his time in Japan, he mastered the language and the culture.

Thomas held leadership roles throughout his career and brought solutions to bridge gaps that exist especially in organizations working in a diverse global environment. By possessing a bi-cultural perspective, Thomas excelled at identifying gaps or "opportunities".

Japanese food has seen a wide acceptance around the world in the past few decades with ramen being the recent craze in the U.S. Thomas realized that most popular dishes in Japan were available in the U.S.; however, Japanese curry was not widely known by most people. When people think of curry, they associate it to Indian or Thai, but not Japanese. This "gap" was the starting point of the journey to bring an authentic Japanese curry to the U.S.

Barry Louie
COO

Barry spent his childhood in Hawaii and his formative years in Sacramento. After graduating from University of California, Davis, he moved to Japan in 1994 and spent the next 26 years streamlining operations for Japanese and international organizations in hospitality and travel tech. Barry brings relevant experience from travel tech and online sales to scale an organization for rapid growth.

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PRESS
A Prominent Japanese Curry Brand's First U.S. Location Will Debut in San Francisco

Hinoya Curry wants to make Japanese curry as popular as ramen in SF

The 5 Best New Restaurants That Opened in the Bay Area This Spring

Bayview Creole, Japanese whiskeys, and endless gratitude for all the new things

Here's some of San Francisco's exciting new restaurants to try

Looking for a place to eat? Head to one of these new spots.

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DESTINATION SAN FRANCISCO - NIPPON CURRY
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May 2022 video introducing our food, customers, and our restaurant.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Renovations and Retrofitting $94,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,200,000 $1,380,000 $1,545,600 $1,700,160 $1,819,172

Cost of Goods Sold $300,000 $345,000 $386,400 $425,040 $454,793

Gross Profit $900,000 $1,035,000 $1,159,200 $1,275,120 $1,364,379

EXPENSES

Rent $72,000 $84,000 $96,000 $108,000 $108,000

Utilities $10,000 $11,500 $12,880 $14,160 $15,160

Operating Profit $818,000 $939,500 $1,050,320 $1,152,960 $1,241,219

This information is provided by Nippon Curry. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends November 4th, 2022

Summary of Terms

Legal Business Name Zash Bancroft LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1.9%-4.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2030

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Nippon Curry's fundraising. However, Nippon Curry may require additional funds from alternate sources at a later date.

Other challenges

Nippon Curry has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Supply Chain - shipment of curry spices and roux from Japan

Increase in shipping fee due to COVID-19

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Nippon Curry to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Nippon Curry operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Nippon Curry competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Nippon Curry's core business or the inability to compete successfully against the with other competitors could negatively affect Nippon Curry's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Nippon Curry's management or vote on and/or influence any managerial decisions regarding Nippon Curry. Furthermore, if the founders or other key personnel of Nippon Curry were to leave Nippon Curry or become unable to work, Nippon Curry (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Nippon Curry and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Nippon Curry is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Nippon Curry might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Nippon Curry is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hinoya Curry SF

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Nippon Curry's financial performance or ability to continue to operate. In the event Nippon Curry ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Nippon Curry nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Nippon Curry will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Nippon Curry is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Nippon Curry will carry some insurance, Nippon Curry may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Nippon Curry could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Nippon Curry's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Nippon Curry's management will coincide: you both want Nippon Curry to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Nippon Curry to act conservative to make sure they are best equipped to repay the Note obligations, while Nippon Curry might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Nippon Curry needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Nippon Curry or management), which is responsible for monitoring Nippon Curry's compliance with the law. Nippon Curry will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Nippon Curry is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Nippon Curry fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Nippon Curry, and the revenue of Nippon Curry can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Nippon Curry to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Nippon Curry. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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